Exhibit 99.1

Cellebrite Completes Acquisition of Corellium, Extending the Industry’s Most Advanced

AI-Powered Digital Investigation Platform

The addition of Corellium’s leading virtualization technology to the Cellebrite platform delivers unmatched capabilities that transcend digital forensics, investigations, analytics and intelligence

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL – December 2, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in AI-powered Digital Investigative and Intelligence solutions for the public and private sectors, today announced it has substantially expanded its capabilities through the acquisition of Corellium, a leader in Arm-based virtualization software. The addition of Corellium's technology and world-class technical talent further strengthens Cellebrite's market and technology leadership.

This combination creates the industry's most complete digital investigation portfolio spanning physical device access, virtual device testing and real-time intelligence. The technology enables investigators, security researchers and intelligence professionals to work without physical device constraints while dramatically accelerating time to evidence and threat detection.

The acquisition significantly expands the value of Cellebrite's AI-powered capabilities for a wide variety of customers. For example, defense and intelligence customers gain advanced virtualization for secure mobile application development, operational testing and accelerated mobile vulnerability discovery. Enterprise development and security operations teams can more efficiently and effectively design and validate next-generation mobile applications, as well as IoT and automotive systems.

“We are thrilled to officially welcome the Corellium team to the Cellebrite family,” said Thomas E. Hogan, Cellebrite’s chief executive officer. “Since announcing our agreement to acquire Corellium several months ago, we have been overwhelmed by interest in Corellium’s solutions. We are eager to unleash the power of this combination. This acquisition is an important step forward for Cellebrite as we continue to raise the bar for how technology can better protect citizens, communities, businesses and nations.”

With the closing of this transaction, Chris Wade, Corellium’s co-founder and chief technology officer, has joined the Cellebrite leadership team as chief technology officer. “Cellebrite was the ideal home for Corellium’s technology and people,” said Wade. “The breadth and depth of the technical talent and resources across Cellebrite are impressive and inspiring. I look forward to collaborating with my colleagues to accelerate customer-focused innovation and further advance the Company’s mission.”

The Committee on Foreign Investment in the United States (CFIUS) has permitted the acquisition to close on the basis of a national security agreement negotiated with relevant government agencies and executed by Cellebrite and Corellium pending formal clearance by CFIUS and execution of that agreement by such agencies.

Customers on the Acquisition

“This combination addresses the full spectrum of our mobile security and forensics requirements in a way no other solution can, giving us an unparalleled unified platform for both advanced security research and critical investigative operations.”

- Principal security researcher, European intelligence agency

“Corellium Viper has already transformed our mobile security testing by tripling our pentesting coverage while cutting costs by over 60%, and the combination with Cellebrite's platform creates an unmatched capability for protecting our mobile infrastructure at scale.”

-Head of mobile application security, Fortune 100 telecommunications provider

Financial Considerations

Cellebrite acquired Corellium for an enterprise value of $170 million, of which $150 million was paid in cash at closing, with $20 million converted to equity. Corellium securityholders will receive up to an additional $30 million in cash based on the achievement of certain performance milestones over the next two years.

Cellebrite’s fourth-quarter and full-year 2025 expectations, which were provided most recently on November 12, 2025, did not include any impact from the Corellium acquisition. Please note that Cellebrite is not updating its fourth-quarter and full-year 2025 outlook at this time as the fourth-quarter impact from one month of Corellium’s revenue and costs is not expected to be material.

Cellebrite to Participate at the UBS Global Technology and AI Conference

Cellebrite also announced today that it will participate in the upcoming UBS Global Technology and AI Conference. Relevant details include:

Date:	December 2, 2024
Conference:	UBS Global Technology and AI Conference
Presentation Time:	4:15 p.m. MT
Format	Fireside Chat
Event URL:	https://investors.cellebrite.com/events/event-details/ubs-global-technology-and-ai-conference-0
Webcast URL:	https://event.webcasts.com/starthere.jsp?ei=1742777&tp_key=ef086d12e1&tp_special=8
Cellebrite Executives:	Thomas Hogan, chief executive officer David Barter, chief financial officer Andrew Kramer, vice president, investor relations

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to protect communities, nations and businesses as a global leader in digital investigative and intelligence solutions. More than 7,000 global law enforcement agencies, defense and intelligence organizations and enterprises trust Cellebrite’s AI-powered software portfolio to make forensically sound digital data more accessible and actionable. Cellebrite technology allows customers to accelerate more than 1.5 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency and enable advanced mobile research and application security. Available via cloud, on-premises and hybrid deployments, Cellebrite’s technology enables its customers around the globe to advance their missions, elevate public safety and safeguard data privacy. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com/investors and find us on social media @Cellebrite.

Media

Victor Cooper

Sr. Director of Corporate Communications and Content Strategy

victor.cooper@cellebrite.com

+1 404.804.5910

Investor Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, the Company’s expectations for the fourth quarter of 2025 and for fiscal year 2025, which was previously disclosed on November 12, 2025; certain statements such as the anticipated contribution of Corellium’s business to Cellebrite’s fourth-quarter and 2025 annual recurring revenue, revenue and costs; the successful execution of a national security agreement negotiated with relevant government agencies and executed by Cellebrite and Corellium, and formal clearance by CFIUS; and any commentary about future performance, strategies, prospects, and other aspects of Cellebrite’s business. These forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s digital investigation solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.